# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunocore Holdings plc, CIK 0001671927
CUSIP: 54258D105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 90 PARK DRIVE, MILTON PARK, ABINGDON, OXFORDSHIRE, United Kingdom (X0), OX14 4RY
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-034420
Filed by CIK 0000059478

## Reporting persons
- ELI LILLY & Co: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ELI LILLY S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Immunocore Holdings plc
Address of issuer's principal executive offices: 90 PARK DRIVE, MILTON PARK, ABINGDON, OXFORDSHIRE, UNITED KINGDOM, OX14 4RY.

## Item 2. Person Filing
Name of person filing:
Eli Lilly S.A.
Eli Lilly and Company
Address of principal business office or, if none, residence:
c/o Lilly Corporate Center
Indianapolis, Indiana 46285
Citizenship:
Eli Lilly S.A. Switzerland societe anonyme
Eli Lilly and Company Indiana corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of Cover Sheet.
Percent of class: See Item 11 of Cover Sheet.
Sole power to vote or to direct the vote: See Item 5 of Cover Sheet.
Shared power to vote or to direct the vote: See Item 6 of Cover Sheet.
Sole power to dispose or to direct the disposition: See Item 7 of Cover Sheet.
Shared power to dispose or to direct the disposition: See Item 8 of Cover Sheet.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ELI LILLY & Co: /s/ Christopher Anderson, Attorney-in-Fact (10/03/2025)
- ELI LILLY S.A.: /s/ Christopher Anderson, Attorney-in-Fact (10/03/2025)
Comment: This Schedule 13G/A was executed pursuant to a power of attorney for Eli Lilly and Company previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as Exhibit 99.3 to a filing on Schedule 13G for the Issuer on February 10,
2022.

This Schedule 13G/A was executed pursuant to a power of attorney for Eli Lilly S.A. previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as Exhibit 99.2 to a filing on Schedule 13G for the Issuer on February 10, 2022.